Company – Lend Lease Corporation Limited
File No 82-3498




05006576

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

8 March 2005


SEC MAIL
RECEIVED
MAR 17 2005
PROCESSING
SECTION
WASH. D.C.
179

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

Dear Sir

SUPPL

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
8 March 2005	Announcement to Australian Stock Exchange 2005 Interim Dividend

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 3/21


PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

8 March 2005

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Stock Exchange Limited

Pages: Ten (10) pages


PROCESSING
SECTION
RECEIVED
MAR 17 2005
179
SEC MAIL
WASH. D.C.

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

2005 INTERIM DIVIDEND

In accordance with Listing Rule 3.17, enclosed are the following documents which have been mailed to shareholders together with the 2005 interim dividend cheque and/or statement:

1. Letter to Shareholders
2. Share Disposition Facility Application Form (both Issuer Sponsored and CHESS Holders) with Terms and Conditions
3. Electronic Direct Credit Form.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

8 March 2005

Dear Shareholder

The Lend Lease Group recently announced an operating profit after tax of A$167.1 million, excluding one-off items, for the six months to December 2004, compared to A$108.5 million profit after tax for the corresponding period last year.

The 54% increase in operating profit was achieved through strong earnings growth across the Group's three core businesses. This pleasing performance, along with a robust outlook for each of the businesses, underscores the emerging success of Lend Lease's strategy for growth, irrespective of the outcome of the current corporate activity involving General Property Trust (GPT).

Reported profit after tax for the six months to December 2004 was A$128.5 million after one-off costs associated with the now lapsed proposal to merge Lend Lease with GPT and costs to introduce further operating efficiencies. We expect to save approximately A$40 million in after tax operating costs annually, commencing in the current half year.

Reported profit after tax for the previous corresponding period (to December 2003) was A$188.2 million. However, that result included a one-off profit of A$79.7 million after tax on the sale of the Company's interest in IBM Global Services Australia and no one-off cost items.

The Board has declared an interim dividend of 28 cents per share unfranked, compared to 18 cents unfranked for the December 2003 half year.

While the proposed merger of Lend Lease and GPT was strongly endorsed by both groups of investors, it fell short by a narrow margin of the necessary 75% threshold required of GPT unitholders voting last November. As a result, the proposal lapsed and your existing Lend Lease shareholding remains unchanged.

GPT has since been the subject of a takeover offer from Stockland Group, which the GPT Independent Directors have rejected as inadequate for numerous reasons, and on 18 February this year GPT announced a proposal to internalise its management and to enter an international property investment joint venture with investment and advisory firm, Babcock & Brown Limited.

The offer by Stockland Group lapsed earlier this month.

As the owner of the current Responsible Entity for GPT, Lend Lease has supported the GPT Independent Directors in their review of various alternative courses for GPT. Lend Lease has also been assessing alternatives and continues to do so.

Lend Lease respects the GPT Independent Directors' decision to put their internalisation proposal to unitholders for consideration. However, Lend Lease has reserved its position at this time and will remain an actively interested party as the proposal, and any others that may yet emerge, are assessed by the market.

In any event, Lend Lease and GPT agree that there remain many opportunities to work together, whatever the outcome of the current proposals. To that end, the two organisations intend to maintain a co-operative and mutually beneficial working relationship.

Lend Lease will assess the internalisation proposal in regard to its shareholders' best interests and will advise the market of its position as appropriate, following further discussions with GPT's Independent Directors. In any event, Lend Lease is well positioned to chart its own course for growth through its three core businesses.

On behalf of my colleagues, the senior management team and all Lend Lease employees, thank you for your continued support as Lend Lease progresses with its strategy for growth.

Finally, if you do not have arrangements in place to receive your dividend payments as a direct deposit to a nominated bank account, I draw your attention to the enclosed Direct Deposit Authority form which, when completed, can be returned to the registry in the reply paid envelope for processing. Use of the Direct Deposit facility for your dividends eliminates the need to send dividend cheques to you through the mail, and gives you access to the dividends earlier.

Yours sincerely



DAVID CRAWFORD
Chairman



SHARE DISPOSITION FACILITY – APPLICATION FORM
ISSUER SPONSORED HOLDERS

The maximum number of Shares you may nominate for sale through the Share Disposition Facility (SDF) is: **A**

I/We wish to sell the number of Shares shown in Box B (must be equal to or less than the number in Box A). **B**

If my/our entire holding is 50 Shares or less and I/we elect to participate in the SDF, I/we understand that my/our entire holding will be sold, notwithstanding that I/we may have entered a different number in Box B (in such circumstances I/we consent to Lend Lease or ASX Perpetual amending the number of Shares in Box B to the number of Shares I/we actually hold provided that this number is 50 or less).

You can decide not to participate in the SDF. In this case you do not have to do anything.

Please provide a telephone number where we may contact you during business hours if we have any questions about this form. (__) ____ ____ **C**

Participation in the SDF

- To instruct Lend Lease to arrange for the sale of Shares set out in Box B above, you must sign below.
- By signing this form I/we acknowledge and confirm that Lend Lease and ASX Perpetual severally are irrevocably authorised and directed as my/our agent to arrange the sale of that number of my/our Shares as is specified in Box B above (and if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
- Capitalised terms used in this Application Form and not here defined have the same meaning as in the accompanying Terms and Conditions in respect of the SDF.

Shareholder(s) Signature(s)

In deciding to participate in the SDF I/we agree as provided on the reverse of this Application Form and the accompanying Terms and Conditions.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director	Director/Company Secretary (Delete one)

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by ASX Perpetual or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act.

Date

/ /

LLC SDF001

Lend Lease
CORPORATION

INSTRUCTIONS

1. SIGNING INSTRUCTIONS

(i) Joint holders – all holders must sign.

(ii) Under Power of Attorney – if not previously provided to ASX Perpetual, a certified copy of the Power of Attorney must accompany this form.

(iii) Deceased Estate – all executors should sign and, if not previously provided to ASX Perpetual, a certified copy of Probate or Letter of Administration must accompany this form.

(iv) Company – this form must be signed by 2 directors or a director and company secretary. Titles of all signatories should be stated. For companies with a sole director and sole company secretary this must be stated below the single signature.

2. LODGEMENT INSTRUCTIONS

SDF Application Forms must be received no later than **5.00pm (Sydney time) on Friday 8 April 2005**. A reply paid envelope is enclosed for shareholders in Australia. Overseas holders will need to affix the appropriate postage.

Your SDF Application Form may be mailed or delivered to:

MAILING ADDRESS
ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1235
AUSTRALIA

DELIVERY ADDRESS
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
(Please do not use this address for Express Post mailing)

3. APPLICATION

By applying to participate in the SDF, I/we, the registered holder(s) of the Shares shown on the reverse of this Application Form:

1. Irrevocably authorise ASX Perpetual and Lend Lease severally to arrange to sell on my/our behalf the number of Shares set out at Box B on the reverse of this Application Form (or if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.

2. I/We warrant to Lend Lease and ASX Perpetual that at the time of executing this Application Form and on the Closing Date, I/we am/are the registered holder(s) of the Shares set out in Box B on the reverse of this Application Form and those Shares are and will be free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) or any third party rights.

3. I/we acknowledge that the price per share at which my/our Shares will be sold for me/us will be a volume weighted average price determined in accordance with the Terms and Conditions and may not be the best execution price and calculation of such price will be by the Broker and may not be challenged in the absence of manifest error. I/We acknowledge that neither Lend Lease, ASX Perpetual, the Broker or any other person shall on any account be liable to me/us and I/we will not bring any claim or action against Lend Lease, ASX Perpetual or the Broker (including but not limited to) by reason of or in connection with Lend Lease, ASX Perpetual or the Broker not having sold Shares for me/us at any particular price.

4. I/We irrevocably authorise Lend Lease (or its officers or agents) and ASX Perpetual (or its officers or agents) severally to correct any error in or omission from my/our Application Form and to complete the Application Form by the insertion of any necessary details.

5. I/We agree and acknowledge that, I/we are bound by the terms and conditions of the SDF which are set out in this Application Form and in the accompanying Terms and Conditions, and I/we have read and understood this Application Form and the accompanying Terms and Conditions.

Where this document is signed under power of attorney, the attorney declares that the attorney has no notice of the revocation of the power or the death of the donor of the power.

ASX Perpetual advises that once you become a shareholder in Lend Lease, Chapter 2C of the *Corporations Act* requires information about you (including your name, address and details of the shares you hold) to be included in Lend Lease's public register. This information must continue to be included in Lend Lease's public register for 7 years if you cease to be a shareholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector)* Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual's privacy policy is available on its website (www.registrars.asxperpetual.com.au).

4. TREATMENT OF APPLICATIONS

Lend Lease may treat any purported application as satisfying the requirements for a valid application under the SDF or disregard the application, as it determines appropriate.

SDF Application Forms must be received by ASX Perpetual no later than 5.00pm (Sydney time) on Friday 8 April 2005 at the address shown on this form. Please note that your SDF Application Form must be actually received at the above address by the deadline. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SDF.

If you require information on how to complete this Application Form, please contact Lend Lease Shareholder Services on 1800 230 300 (8:30am to 5:30pm Sydney time on business days) or 61 2 8280 7123 for overseas callers (please note this is not a free call)



SHARE DISPOSITION FACILITY – APPLICATION FORM
CHESS HOLDERS

The maximum number of Shares you may nominate for sale through the Share Disposition Facility (SDF) is: [ ] A

I/We wish to sell the number of Shares shown in Box B (must be equal to or less than the number in Box A). [ ] B

If my/our entire holding is 50 Shares or less and I/we elect to participate in the SDF, I/we understand that my/our entire holding will be sold, notwithstanding that I/we may have entered a different number in Box B (in such circumstances I/we consent to Lend Lease or ASX Perpetual amending the number of Shares in Box B to the number of Shares I/we actually hold provided that this number is 50 or less).

You can decide not to participate in the SDF. In this case you do not have to do anything.

Please provide a telephone number where we may contact you during business hours if we have any questions about this form. (__) ____ ____ C

As a CHESS holder it will be necessary for you to request your controlling participant (usually your sponsoring broker) to convert the number of Shares you wish to have sold to an Issuer Sponsored holding. Your sponsoring broker can advise on this. You must then return this form to ASX Perpetual. If these instructions are not followed your application may be rejected.

Participation in the SDF

- To instruct Lend Lease to arrange for the sale of Shares set out in Box B above, you must sign below.
- By signing this form I/we acknowledge and confirm that Lend Lease and ASX Perpetual severally are irrevocably authorised and directed as my/our agent to arrange the sale of that number of my/our Shares as is specified in Box B above (and if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
- Capitalised terms used in this Application Form and not here defined have the same meaning as in the accompanying Terms and Conditions in respect of the SDF.

Shareholder(s) Signature(s)

In deciding to participate in the SDF I/we agree as provided on the reverse of this Application Form and the accompanying Terms and Conditions.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director	Director/Company Secretary (Delete one)

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by ASX Perpetual or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act.

Date

/ /

LLC SDF001

INSTRUCTIONS

1. SIGNING INSTRUCTIONS

(i) Joint holders – all holders must sign.

(ii) Under Power of Attorney – if not previously provided to ASX Perpetual, a certified copy of the Power of Attorney must accompany this form.

(iii) Deceased Estate – all executors should sign and, if not previously provided to ASX Perpetual, a certified copy of Probate or Letter of Administration must accompany this form.

(iv) Company – this form must be signed by 2 directors or a director and company secretary. Titles of all signatories should be stated. For companies with a sole director and sole company secretary this must be stated below the single signature.

2. LODGEMENT INSTRUCTIONS

SDF Application Forms must be received no later than **5.00pm (Sydney time) on Friday 8 April 2005**. A reply paid envelope is enclosed for shareholders in Australia. Overseas holders will need to affix the appropriate postage.

Your SDF Application Form may be mailed or delivered to:

MAILING ADDRESS
ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1235
AUSTRALIA

DELIVERY ADDRESS
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
(Please do not use this address for Express Post mailing)

3. APPLICATION

By applying to participate in the SDF, I/we, the registered holder(s) of the Shares shown on the reverse of this Application Form:

1. Irrevocably authorise ASX Perpetual and Lend Lease severally to arrange to sell on my/our behalf the number of Shares set out at Box B on the reverse of this Application Form (or if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.

2. I/We warrant to Lend Lease and ASX Perpetual that at the time of executing this Application Form and on the Closing Date, I/we am/are the registered holder(s) of the Shares set out in Box B on the reverse of this Application Form and those Shares are and will be free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) or any third party rights.

3. I/we acknowledge that the price per share at which my/our Shares will be sold for me/us will be a volume weighted average price determined in accordance with the Terms and Conditions and may not be the best execution price and calculation of such price will be by the Broker and may not be challenged in the absence of manifest error. I/We acknowledge that neither Lend Lease, ASX Perpetual, the Broker or any other person shall on any account be liable to me/us and I/we will not bring any claim or action against Lend Lease, ASX Perpetual or the Broker (including but not limited to) by reason of or in connection with Lend Lease, ASX Perpetual or the Broker not having sold Shares for me/us at any particular price.

4. I/We irrevocably authorise Lend Lease (or its officers or agents) and ASX Perpetual (or its officers or agents) severally to correct any error in or omission from my/our Application Form and to complete the Application Form by the insertion of any necessary details.

5. I/We agree and acknowledge that, I/we are bound by the terms and conditions of the SDF which are set out in this Application Form and in the accompanying Terms and Conditions, and I/we have read and understood this Application Form and the accompanying Terms and Conditions.

Where this document is signed under power of attorney, the attorney declares that the attorney has no notice of the revocation of the power or the death of the donor of the power.

ASX Perpetual advises that once you become a shareholder in Lend Lease, Chapter 2C of the *Corporations Act* requires information about you (including your name, address and details of the shares you hold) to be included in Lend Lease's public register. This information must continue to be included in Lend Lease's public register for 7 years if you cease to be a shareholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector)* Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual's privacy policy is available on its website (www.registrars.asxperpetual.com.au).

4. TREATMENT OF APPLICATIONS

Lend Lease may treat any purported application as satisfying the requirements for a valid application under the SDF or disregard the application, as it determines appropriate.

SDF Application Forms must be received by ASX Perpetual no later than 5.00pm (Sydney time) on Friday 8 April 2005 at the address shown on this form. Please note that your SDF Application Form must be actually received at the above address by the deadline. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SDF.

If you require information on how to complete this Application Form, please contact Lend Lease Shareholder Services on 1800 230 300 (8:30am to 5:30pm Sydney time on business days) or 61 2 8280 7123 for overseas callers (please note this is not a free call)

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228

SHARE DISPOSITION FACILITY
TERMS AND CONDITIONS

1. Overview

The following terms and conditions are those applicable to the Lend Lease Share Disposition Facility (SDF). Under the SDF, Shareholders may sell up to approximately $1,500 in value of their Shares free of brokerage costs.

2. Terms of Participation

2.1 All Shareholders may participate in the SDF.

2.2 Shareholders may:

(a) sell up to 120 of their Shares in the March 2005 SDF; or

(b) do nothing.

2.3 Any Shareholders with 50 Shares or less on the Closing Day who participate in the March 2005 SDF will have their entire shareholding sold even if the number of Shares specified in Box B of the SDF Application Form is less than 50. Shareholders with 50 or less Shares are also free to elect to do nothing and if they do nothing they will retain all of their Shares.

2.4 Lend Lease will not accept applications to sell a number of Shares that do not comply with clause 2.2 and 2.3.

2.5 Lend Lease may, by notice published in "The Australian" newspaper and on the Lend Lease web site (www.lendlease.com), extend or shorten the Offer Period and may in its absolute discretion accept and act on SDF Application Forms which are received after the Offer Period has closed.

3. Charge to Shareholders

Shareholders participating in the SDF will not have to pay brokerage costs on the Shares sold through the SDF. Any brokerage costs will be paid by Lend Lease.

4. Shareholder Instructions

4.1 Shareholders may only participate in the March 2005 SDF by validly completing the SDF Application Form and sending it to ASX Perpetual so that it is received prior to the Closing Date.

4.2 CHESS Holders may only participate in the SDF by instructing their controlling participant (sponsoring broker) to convert the number of Shares to be sold to an Issuer Sponsored holding before validly completing the SDF Application Form and sending it to ASX Perpetual so that it is received prior to the Closing Date.

4.3 By completing the SDF Application Form a Shareholder irrevocably authorises Lend Lease and ASX Perpetual severally to act as its agent to arrange the sale of the Shares specified in Box B of the SDF Application Form (or if the Shareholder holds 50 Shares or less, all of the Shareholder's Shares) and to do all acts and things necessary for the sale of such Shares including but not limited to instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on these Terms and Conditions and the terms contained in the Application Form.

5. How the SDF will work

The process by which Shares will be sold is summarised below:

5.1 Prior to or at the beginning of the Offer Period, Shareholders will be sent an SDF Application Form.

5.2 Shareholders who wish to participate in the March 2005 SDF must return a validly completed SDF Application Form to ASX Perpetual during the Offer Period. CHESS Holders must first have instructed their controlling participant (sponsoring broker) to convert the relevant number of Shares to an Issuer Sponsored holding.



5.3 Once a Shareholder has sent a completed SDF Application Form to ASX Perpetual, the Shareholder cannot withdraw its application to participate in the SDF. Applications once made are irrevocable.

5.4 After the Closing Day, Lend Lease (with ASX Perpetual's assistance) will calculate the total number of Shares specified in the SDF Application Forms which have been received from all Participating Shareholders. Lend Lease or ASX Perpetual will then inform the Broker of the total number of Shares to be sold.

5.5 Lend Lease or ASX Perpetual, acting as agent for Participating Shareholders, will instruct the Broker to sell the number of Shares determined in clause 5.4.

5.6 Participating Shareholders acknowledge and agree that they will receive the Price in consideration for the sale of their Shares under the SDF. Shareholders should note that the price of Shares traded on the ASX changes frequently. The value of the Shares sold under the SDF could change significantly for a number of reasons between the date an application is made and the date of sale under the SDF. Neither Lend Lease, ASX Perpetual nor the Broker gives any assurance that Shares will be sold at any particular price. If you are uncertain as to whether you should participate in the SDF, you should consult your financial adviser.

5.7 Shareholders may be taxable on the sale of Shares under the SDF as on any other sale. SDF shareholders will receive no special tax treatment.

5.8 A cheque for the sale of the Shares will be mailed out to Participating Shareholders within ten Business Days after the Closing Day. Confirmation of the sale, specifying the Price and the number of Shares sold will be enclosed with the cheque. The cheque will be in Australian currency and will be sent to the Shareholder's address as shown in the register of Lend Lease shareholders at 7.00pm on the Closing Day.

6. Key Terms

ASX means Australian Stock Exchange Limited ABN 98 008 624 691;

ASX Perpetual means ASX Perpetual Registrars Limited ABN 54 083 214 537;

Broker means a share broker appointed by Lend Lease;

Business Day means a day on which banks are open for general banking business in Sydney, excluding Saturdays, Sundays and public holidays;

CHESS Holder means a person holding shares on the CHESS subregister of Lend Lease;

Closing Day means 5:00pm (Sydney time) on Friday 8 April 2005;

Lend Lease means Lend Lease Corporation Limited ABN 32 000 226 228;

Offer Period means the period from 8 March to 8 April 2005 or such shorter or longer period as may be specified in a notice given by Lend Lease pursuant to clause 2.5;

Participating Shareholder means a shareholder who has completed an SDF Application Form and returned it to ASX Perpetual before the Closing Day;

Price means the volume weighted average price received for the Shares of Participating Shareholders sold by the Broker under the SDF, calculated to the nearest whole cent;

SDF means the Share Disposition Facility;

SDF Application Form means the form entitled "Share Disposition Facility - Application Form" accompanying these Terms and Conditions;

Shareholder means a shareholder of Lend Lease; and

Share means issued shares in Lend Lease.

Lend Lease CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Website: www.lendlease.com

C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW 2000
Locked Bag A14, Sydney South, NSW, 1235
Toll Free: 1800 230 300
Outside Australia: 61 2 8280 7123
Facsimile: 61 2 9287 0303
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

X999999999

AUSTRALIAN SHAREHOLDERS

A REQUEST FOR DIRECT CREDIT OF PAYMENTS

PLEASE COMPLETE THIS FORM IN BLACK INK USING CAPITAL LETTERS. PHOTOCOPIES WILL NOT BE ACCEPTED.

Insert details of the Australian Financial Institution, Branch and Account into which you wish to have your payments made. This request will not cancel any reinvestment plan participation unless we receive specific instructions from you.

Some of the benefits of this facility for Securityholders are:

- Payments are not subject to postal delays; and
- The risk of loss or theft of cheques is removed

A direct credit request form is required for each holding.

ASX Perpetual Registrars Limited ("ASX Perpetual") advise that once you become a shareholder in Lend Lease Corporation Limited "Lend Lease", Chapter 2C of the *Corporations Act* 2001 requires information about you (including your name, address and details of the shares you hold) to be included in Lend Lease's public register. This information must continue to be included in Lend Lease's public register for 7 years if you cease to be a shareholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act* 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual's privacy policy is available on its website www.asxperpetual.com.au.

Name(s) in which your account is held

BSB Number (Bank/State/Branch)

Account Number

Name of Financial Institution

Branch Suburb/Town

B SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Director	Director/Company Secretary (Delete one)	Sole Director and Sole Secretary

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

Date

/ /